May 2, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Corp. II
Registration Statement on Form S-3 (File No. 333-171508) Filed on January 3, 2011

Dear Ms. Rizzo:

We are counsel to GS Mortgage Securities Corp. II (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated January 28, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 1, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked versions.

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Julie F. Rizzo, Esq.
May 2, 2011

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Currently, no affiliate of the depositor has offered a publicly registered class of asset-backed securities involving the same asset class contemplated under the Registration Statement.

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(l) of Regulation AB.  In this regard, please revise your disclosure in the third full paragraph on page S-112 of the prospectus supplement, in the third full paragraph on page 21 of the prospectus and the last sentence of the third full paragraph and fourth full paragraph on page 31 of the base prospectus as applicable.

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the final prospectus or at such later date as the Commission, by rule, regulation or Staff interpretation of general applicability to CMBS, may permit during the term of the Registration Statement.

The Staff’s requested change has been made on page S-146 of the Prospectus Supplement and page 36 of the Prospectus.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms of the finalized agreements for each offering will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b).

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the

Julie F. Rizzo, Esq.
May 2, 2011

base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

The Registrant confirms that the Base Prospectus disclosure includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown off the shelf.

5.
Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction.  We note by way of example references to Seller when it appears that you are in fact referring to the depositor.  Please revise as appropriate or advise.

The Staff’s requested change has been made throughout the Prospectus Supplement and the Prospectus.

6.
A disclaimer of liability for information included in the prospectus supplement or prospectus is inappropriate.  Please revise your disclosure to remove such accuracy disclaimers or statements which indicate a disclaimer of accuracy that are throughout the prospectus supplement and prospectus such as in the last sentence of the carryover paragraph on page S-100 of the prospectus supplement, the third full paragraph on page S-150 of the prospectus supplement, the last sentence of the first paragraph on page A-1, the last sentence of the carryover paragraph starting on page A-1, the fourth sentence in paragraph (20) on page A-4, and the third full paragraph on page 15 of the prospectus.

The Staff’s requested change has been made on pages S-123 and S-188 of the Prospectus Supplement and page 29 of the Prospectus.

Prospectus Supplement

Cover Page

7.
Please advise as to why the table on the cover page includes only footnotes 1, 3 and 5.  Additionally, please advise on which page the footnotes to the table begin as footnote 5 on page S-10 of the prospectus supplement does not appear to match with footnote 5 in the table on the cover page.

The footnotes relate to the table on the cover as well as the table on page S-11. We have revised and re-ordered the footnotes.

Julie F. Rizzo, Esq.
May 2, 2011

8.	Please revise the cover page to remove references to “co-lead bookrunning managers” and “co-managers.”

The Staff’s requested change has been made on the cover of the Prospectus Supplement. However, certain transactions may have co-managing underwriters as opposed to “book-running” underwriters.  Generally, the Registrant would anticipant disclosing that in the Prospectus Supplement.

9.	Please revise to include the swap agreement as a form of credit enhancement. In this regard, we note your disclosure on page S-31. Refer to Item 1102(h) of Regulation AB.

The Staff’s requested change has been made on the cover of the Prospectus Supplement.

Important Notice About Information Present in this Prospectus Supplement, page S-6

10.	Please revise to explicitly incorporate the annexes into the prospectus supplement and prospectus.

The Staff’s requested change has been made on page S-7 of the Prospectus Supplement.

11.
Please revise the sixth paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the securities and issuing entity in abbreviated form and that the Risk Factors section does not discuss all material risks.

The Staff’s requested change has been made on page S-7 of the Prospectus Supplement.

Certificate, Summary, page S-10

12.	We note your disclosure in the last sentence of footnote 3. Please advise as to where prospective investors can go to obtain more information about the “sf” designation.

The Staff’s requested change has been made on page S-11 of the Prospectus Supplement.

Summary of Prospectus Supplement, page S-11

13.	Please summarize, in an appropriate section of the summary, the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Julie F. Rizzo, Esq.
May 2, 2011

Generally the only circumstance under which pool assets may be added, removed or substituted is in the event of a breach of representations and warranties with respect to the mortgage loans or a sale or other final disposition of a mortgage loan. We have added a summary of these circumstances per the Staff’s requested change on page S-26 of the Prospectus Supplement.

14.
If applicable, please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.  Refer to Item 1103(a)(vii) of Regulation AB.

As a general matter, the Registrant does not anticipate many circumstances in which the transaction agreements would contain provisions that trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.  Nevertheless, to anticipate the possibility of such a feature, the Registrant has inserted an appropriate section in the description of the certificates in accordance with the Staff’s requested change on page S-32 of the Prospectus Supplement.

Transaction Parties and Dates, page S-11

Controlling Class Representative, page S-13

15.
Please revise this section to include a brief discussion of the information set forth in the carryover risk factor beginning on page S-88 and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split-Loan Directing Holder and the Controlling Class Representative.

The Staff’s requested change has been made on page S-18 of the Prospectus Supplement.

Significant Obligors, page S-16

16.	We note your reference to Appendix I in this section; however, there appears to be no Appendix I in the registration statement. Please advise.

The reference has been changed to refer to the appropriate annex.

Julie F. Rizzo, Esq.
May 2, 2011

Distributions, page S-25

Servicing and Administrative Fees, page S-27

17.	Please revise your disclosure to include the distribution priority of the servicing, trustee and administrative fees. Refer to Item 1103(a)(7) of Regulation AB.

The Staff’s requested change has been made on page S-31 of the Prospectus Supplement.

18.	Additionally, it does not appear that the trustee fee rate is set forth in Annex C-1 or the administrative fee rate is set forth on Annex A. Please advise.

The Staff’s requested change has been made by inserting the amount of the trustee fee rate on pages S-166 and C-1 of the Prospectus Supplement.

Advances, page S-27

Principal and Interest Advances, page S-27

19.
We note your disclosure in the first sentence of this section regarding the master servicer advancing delinquent monthly mortgage loan payments.  Please advise whether the asset pool will include delinquent loans.  If so, please confirm that the delinquent loans will not constitute more than 20% of the asset pool and please revise your prospectus supplement to provide bracketed disclosure for the form of delinquency disclosure you will provide.  Refer to Items 1111(c) and 1100(b) of Regulation AB.

The Registrant confirms that the asset pool will not include delinquent loans upon issuance.

Ratings, page S-34

20.
We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on “those agencies initial subordination levels for the various classes of certificates.”  Please advise.

In each prospectus supplement, there will be disclosure regarding the credit ratings of each class of Certificates obtained from each credit rating agency engaged to rate the Certificates.  The engaged rating agencies will be selected by the Registrant from a larger group of rating agencies after the Registrant receives initial feedback from those

Julie F. Rizzo, Esq.
May 2, 2011

rating agencies regarding the subordination, or credit enhancement, levels the rating agencies would  require for each credit rating level.  The language referred to in the Staff’s comment is intended to inform investors that the engaged rating agencies were selected in part based on the Registrant’s expectation of potentially more favorable ratings from the selected rating agencies on some or all of the offered Certificates.  Although this factor is not expected to be the sole determining factor in the selection of rating agencies, the Registrant believes this disclosure may be helpful to investors in evaluating the credit ratings obtained by the Registrant.

In this respect, this disclosure is consistent in spirit with the Commission’s  proposed Item 202(g) (14) of Regulation S-K1 to require disclosure of “any preliminary rating of the class of securities that received a rating being disclosed ... if such preliminary rating was obtained by or on behalf of the registrant and received from a credit rating agency other than that providing the credit rating disclosed ... ”.  Although the initial subordination levels referred to the disclosure do not constitute preliminary ratings, and are based on information that may change, the Registrant believes that investors are likely to be better informed if they understand that these initial subordination levels factored into the Registrant’s rating agency selection process.

Risk Factors, page S-36

21.	Please revise the second introductory paragraph. If a risk is not deemed material, it should not be referenced.

No immaterial risks are described; the sentence merely points out that there may be additional risks that are not currently known or risks that are not material at this time, which the Registrant believes to be appropriate to mention.

22.
Please substantially revise your risk factor disclosure.  In particular, many of the risk factors are too long.  Provide only that amount of detail necessary to understand the risk faced by investors and provide cross-references, where appropriate to the full discussion later in the document or break these risk factors up into individual risk factors that are easier for investors to read and understand.  Additionally, a number of the risk factor captions are brief phrases where it is unclear what the risk is to be discussed.  Accordingly, revise the captions to succinctly state the particular risk that results from the uncertainty.  Finally, we note that you repeat several risk factors (by

1 Credit Ratings Disclosure, Release Nos. 33-9070, 34-60797 (October 7, 2009).  74 Fed. Reg. at 53109.

Julie F. Rizzo, Esq.
May 2, 2011

way of example, the carryover risk factor beginning on page S-42 and the second risk factor on page S-72).  Please revise to limit repetition.  Refer to Securities Act Rule 421 and Item 503(c)(3) of Regulation S-K.

The Risk Factors have been revised to eliminate redundancy, remove unnecessary detail and improve the captions.

Limitations of Appraisals, page S-43

23.
We note your disclosure that investors should refer to the DVD or internet website for appraisals relating to a mortgaged property.  We also note similar disclosure through your filing.  Please advise as to how investors will obtain a copy of any appraisals on a DVD and what type of disclaimer may be required in connection with providing access to the website.

The prospectus supplement has been revised to remove the references to a DVD or internet website.

Additional Indebtedness, page S-102

24.
We note your disclosure that certain equity owners of the borrowers under certain mortgage loans can incur future mezzanine debt.  Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future.  Refer to Item 1121 of Regulation AB.

Item 1121 of Regulation AB does not appear to require such disclosure.  Pursuant to the terms of the Pooling and Servicing Agreement, the Registrant expects that certain parties including certificateholders and prospective certificateholders will be entitled to access information, which may or may not include future mezzanine debt income, including the distribution date statement and the industry standard CREFC reporting package via the Trustee’s internet website as described under “The Pooling and Servicing Agreement—Reports to Certificateholders; Available Information” in the Prospectus Supplement.

Historical Performance Information on Sponsor’s Prior Securitization Transactions, page S-112

25.	We note that this disclosure appears to contradict the disclosure set forth in the first full risk factor on page S-43. Please advise.

Julie F. Rizzo, Esq.
May 2, 2011

The Staff’s requested change has been made on pages S-146 and S-147 of the Prospectus Supplement.

Transaction Parties, page S-112

The Sponsors, page S-112

26.	Please provide bracketed disclosure indicating that you will provide all of the information required by Item 1104 of Regulation AB for any sponsor other than Goldman Sachs Mortgage Company.

The Staff’s requested change has been made on page S-148 of the Prospectus Supplement.

The Originators, page S-115

Overview, page S-116

27.
We note your disclosure in the last sentence of this paragraph.  Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria.  If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

Certain mortgage loans could have exceptions to the underwriting guidelines.  The Staff’s requested change has been made on page S-150 of the Prospectus Supplement.

The Master Servicer, page S-121

28.
We note your disclosure contemplates multiple servicers.  Please revise your disclosure to provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved.  Along with the narrative discussion, also consider presenting the information graphically.  Refer to Item 1108(a)(1) of Regulation AB.

The Staff’s requested change has been made on pages S-156 and S-157 of the Prospectus Supplement.

Julie F. Rizzo, Esq.
May 2, 2011

29.
Additionally, please confirm and provide bracketed disclosure that you will provide all of the information required by Item 1108 of Regulation AB for each of the servicers listed in this section or please advise.

The Registrant confirms that it will provide all of the information required by Item 1108 of Regulation AB for each of the servicers.  Placeholders have been inserted in each applicable servicer section.

Servicing Compensation and Payment of Expenses, page S-125

30.
Please revise the table on page S-129 to provide all of the information required by Item 1113(c) of Regulation AB.  In this regard, we note your disclosure in the third to last sentence of the carryover paragraph beginning on page S-27 of the prospectus supplement and the first full paragraph on page 27 of the prospectus.

The Staff’s requested change has been made on pages S-164 through S-167 of  the Prospectus Supplement.

Description of the Offered Certificates, page S-130

31.
Please clarify in the last sentence of the second paragraph that the Certificates represent interests in and obligations of the issuing entity.  Please similarly revise the cover page of the prospectus.

The issuing entity is expected to be a common law trust.  The Certificates would represent an undivided beneficial ownership interest in the common law trust entitling the holders to the amounts described, but the Registrant does not believe that the Certificates should be considered obligations of the common law trust.

Description of the [Interest Rate] [Currency] Swap Contract, page S-151

32.
Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits.  Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

The Registrant confirms that it will file any enhancement or support agreements and agreements related to derivative instruments as exhibits.

Julie F. Rizzo, Esq.
May 2, 2011

The Pooling and Servicing Agreement, page S-164

33.	Please revise the second sentence of the second paragraph of this section to clarify that all material provisions of the Pooling and Servicing Agreement are discussed in this section.

The Staff’s requested change has been made on page S-203 of the Prospectus Supplement.

34.
We note your disclosure “that the information in this prospectus supplement supersedes any contrary information set forth in the prospectus.”  Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise accordingly.

The Staff’s requested change has been made on page S-203 of the Prospectus Supplement.

Advances, page S-169

35.
We note your disclosure in the second sentence of the first paragraph of this section.  We also note your disclosure on page S-188 of the prospectus supplement.  Please advise whether the asset pool will include any modified loans.  If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modifications(s) and provide data regarding the number of modified loans in the Summary of Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

The disclosure noted by the Staff above generally refers to modifications to be made to the mortgage loans after the securitization has been entered into pursuant to the terms of the related pooling and servicing agreement.  The Registrant confirms that the asset pool for certain series may contain mortgage loans that are re-financings of delinquent mortgage loans. The Staff’s requested change has been made on pages S-24 and S-128 of the Prospectus Supplement.

Reports to Certificateholders; Available Information, page S-199

36.
We note your disclosure at the bottom of page S-200 and the top of page S-201 that “deal documents” include the Mortgage Loan Purchase Agreement.  Please advise as to why you have not included a copy of the Mortgage Loan Purchase Agreement as an exhibit to the registration statement.

Julie F. Rizzo, Esq.
May 2, 2011

The Mortgage Loan Purchase Agreement has been included as an exhibit to the registration statement.

Use of Proceeds, page S-204

37.
We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from the offering proceeds.  Refer to Item 1107(j) of the Regulation AB.  In this regard, we note your disclosure in the last full paragraph on page 12 of the prospectus.

The “Use of Proceeds” section has been revised to include the dollar amount of the proceeds on page S-243 of the Prospectus Supplement.

Certain Legal Aspects of the Mortgage Loans, page S-209

38.
We note your disclosure that mortgaged properties may be located in foreign countries.  Please provide bracketed language indicating that you will provide any information required by Item 1100(e) of Regulation AB or please advise.

The Registrant confirms that if the asset-backed securities are backed by pool assets that are foreign assets the related prospectus supplement will comply with the requirements of Item 1100(e) and describe any pertinent governmental, legal or regulatory or administrative matters and any pertinent tax matters, exchange controls, currency restrictions or other economic, fiscal, monetary or potential factors in the applicable home jurisdiction that could materially affect payments on, the performance of, or other matters relating to, the assets contained in the pool or the asset-backed securities.

The Staff’s requested change has been made on page S-249 of the Prospectus Supplement.

Annexes

39.	Please revise Annexes C-2, Annex D and Annex E to provide the information to be included in such annexes or please advise.

Annex C-2 has been deleted and combined into Annex C-1, which is now just Annex C.  The Staff’s requested change has been made to Annex D and Annex E to include forms of the information to be provided which is subject to change in accordance with the terms of the related series.

Julie F. Rizzo, Esq.
May 2, 2011

Prospectus

Cover Page

40.
We note that your disclosure in the last sentence of the first paragraph of the prospectus cover page appears to contradict with your disclosure in the second paragraph after the table on the cover page of the prospectus supplement.  We also note your disclosure in the last sentence of the last full risk factor on page 4 and the fourth full paragraph on page 20.   Please advise.

The certificates and the underlying mortgage loans will be insured or guaranteed by any governmental agency or other person to the extent provided in the related prospectus supplement and only to the extent the related prospectus supplement so provides.  The cover of the Prospectus has been revised to clarify this point.

Summary of Prospectus, page 3

Descriptions of Certificates; Ratings, page 3

41.	Please advise as to what types of assets are contemplated by the disclosure “certain financial leases and similar arrangements equivalent to the mortgage loans and other assets.”

The indicated language has been removed.

42.
We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities.  Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

The Registrant confirms that the disclosure will be updated as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Description of the Certificates, page 13

43.
Please advise as to what other form of pooling and servicing agreement is described in the related prospectus supplement and why this form of pooling and servicing agreement is not included as an exhibit to the registration statement.

Julie F. Rizzo, Esq.
May 2, 2011

The form of pooling and servicing agreement is included as an exhibit to the registration statement.  The reference to “separate pooling and servicing agreement” was not intended to refer to another form but instead to make clear that each series will have a pooling and servicing agreement that governs only that series.

44.
Please remove the catch-all phrase “or other arrangements acceptable to each Rating Agency rating the offered certificates” and please revise your disclosure in the fourth full paragraph to identify all forms of credit enhancement that may be included in the trust fund for each series.

The Staff’s requested change has been made on page 28 of the Prospectus.

Credit Enhancement, page 30

45.	Please revise your disclosure to provide a discussion of the overcollateralization form of credit enhancement.

The Staff’s requested change has been made on page 49 of the Prospectus.

Swap Agreement, page 32

46.	We note disclosure that derivative instruments may include currency swaps. Please include a general description of how you will use currency swaps in the base prospectus.

The Staff’s requested change has been made on page 50 of the Prospectus.

Federal Income Tax Consequences, page 51

47.
Please remove the reference to an offering circular in the first paragraph of this section or please advise.  Additionally, please remove the term “general” from the second sentence of  the second paragraph of this section.

The Staff’s requested change has been made on page 78 of the Prospectus.

Plan of Distribution, page 82

48.
Please revise the fifth and eighth paragraphs of this section to reflect that any dealer that participates in the distribution of the certificates “will be deemed” to be underwriters in connection with those certificates, not “may be deemed.”

Julie F. Rizzo, Esq.
May 2, 2011

The Registrant has not made the staff’s requested change because a dealer can participate in an offering without being a statutory underwriter.  In particular, in circumstances in which a dealer does not have a contractual arrangement with the issuer, only has a contractual arrangement with the underwriters and receives commissions or discounts that are appropriate for a dealer and not an underwriter, the Registrant believes that the dealer should not be viewed as an underwriter.  In this regard, the definition of “underwriter” in Section 2(a)(11) of the Securities Act of 1933, as amended, excludes “a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.”   This language is relied upon by dealers that enter into “Selected Dealers’ Agreements” with an underwriter to sell part of the newly-issued securities.  Those agreements do not contain the customary indemnification provisions because those dealers are not believed to be statutory underwriters or have underwriter liability.

Incorporation of Certain Information by References, page 83

49.	Please advise as to why the Annual Reports on Form 10-K are not incorporated by reference as disclosed in the fourth sentence of the first paragraph of this section.

Pursuant to Section 15.02 of the Manual of Publicly available Telephone Interpretations, Regulation AB and Related Rules (the “Telephone Interpretation”), “as noted in Section III.A.3.a of SEC Release No. 33-8518 (December 22, 2004), Item 12(b) of Form S-3 is required for asset-backed issuers only ‘if applicable.’”  The Telephone Interpretation further notes that “[a]n asset-backed issuer may modify the incorporation by reference language of Item 12(b) of Form S-3 to provide that only the current reports on Form 8-K subsequently filed by the registrant prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.”

Part II

Item 16.  Exhibits, page II-3

50.	We are unable to locate Exhibits 3.1 and 3.2 you are incorporating by reference because the reference to the file number appears to be inaccurate. Please advise.

The Exhibit references have been changed to reflect the reference to the file number.

Julie F. Rizzo, Esq.
May 2, 2011

Item 17. Undertakings, page II-4

51.	Please revise the last paragraph in undertaking 4 so that the reference is to paragraph 4 as opposed to paragraph 5 or advise.

The Staff’s requested change has been made.

Signature

52.	Please revise the second half of the signature page to include the signature of the principal executive officer. Refer to Instruction 1 to Signatures on Form S-3.

The Staff’s requested change has been made.

Exhibit 5.1

53.	Please revise the first sentence of the second paragraph to state that you have relied on the items listed in the second paragraph as to factual matters only.

The Staff’s requested change has been made.

54.	Please revise the last paragraph of the opinion to consent to the prospectus discussion of this opinion.

The Staff’s requested change has been made.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:  Gary Silber, Esq.